EXHIBIT 99.1

Precision Drilling Meets 2024 Debt Repayment and Share Repurchase Targets and Provides Capital Allocation, Financial and Operational Updates

This news release contains "forward-looking information and statements" within the meaning of applicable securities laws. For a full disclosure of the forward-looking information and statements and the risks to which they are subject, see the "Cautionary Statement Regarding Forward-Looking Information and Statements" later in this news release.

CALGARY, Alberta, Jan. 07, 2025 (GLOBE NEWSWIRE) -- Precision Drilling Corporation (Precision or the Company) (TSX:PD; NYSE:PDS) is pleased to provide a series of positive announcements including: 1) 2024 debt repayment and year end liquidity update; 2) capital allocation framework update; and 3) financial and operational update.

2024 Debt Repayment and Year End Liquidity Update

Precision reduced debt by $176 million in 2024, achieving the mid-point of its debt reduction target range. As at December 31, 2024, Precision’s outstanding debt obligations included:

  US$160 million – 7.125% unsecured senior notes due January 15, 2026
  US$400 million – 6.875% unsecured senior notes due January 15, 2029
  US$12 million drawn on the Senior Credit Facility

The Company ended 2024 with a cash balance of approximately $74 million, compared to $54 million at year end 2023, and total available liquidity of approximately $575 million.

Capital Allocation Framework Update

Precision remains firmly committed to its long-term debt reduction target of repaying $600 million between 2022 and 2026 and reaching a sustained Net Debt to Adjusted EBITDA leverage ratio1 of below 1.0 times. Over the past three years, we have reduced our debt by $435 million and lowered our Net Debt to Adjusted EBITDA leverage ratio, which we expect to be approximately 1.4 times as at December 31, 2024.

During 2024, Precision returned $75 million to shareholders through share repurchases under its Normal Course Issuer Bid and as at December 31, 2024 had 13,779,502 shares outstanding, compared to 14,336,539 as at December 31, 2023, a decrease of 4%.

Since 2015, Precision has prioritized its capital allocation plans, allocating $1.5 billion of its free cash flow to debt repayments and share buybacks, while investing $1.3 billion in its fleet and completing two acquisitions. As at December 31, 2024, our annual run rate interest expense is approximately US$40 million compared to US$104 million in 2016.

With a strong free cash flow outlook in 2025, we plan to further reduce our debt while increasing our share buyback allocation. In February, we will provide specific capital allocation plans and targets for 2025.

1. Net Debt to Adjusted EBITDA leverage ratio is a Non-GAAP measure. Please refer to page 41 of Precision’s Annual Report for the year ended December 31, 2023 for more information.

Financial and Operational Update

Financial Results

Precision intends to release its 2024 fourth quarter results after markets close on Wednesday, February 12, 2025. Fourth quarter drilling field margins in Canada and the U.S. are expected to align with previous guidance. With a closing share price of $87.92 on December 31, 2024, share based compensation expense for the fourth quarter and full year is expected to be approximately $15 million and $47 million, respectively, which also aligns with previous guidance.

Operational Activity

In Canada, Precision continues to experience strong customer demand for drilling services, particularly when AlphaTM technologies and EverGreenTM environmental solutions are included. While some customers deferred fourth quarter drilling plans to January, our average active rig count remained robust at 65. We currently have 78 rigs active and expect our rig count to peak between the low to mid-80s during this winter drilling season, with our Super Triple and Super Single fleets nearly fully utilized.

In the U.S., we averaged 34 rigs in the fourth quarter and have 32 rigs operating today with an additional four rigs earning standby revenue. We expect industry and Precision’s active rig count to remain relatively steady in the mid 30s for the first half of 2025.

Internationally, Precision continues to have eight active rigs, with three in the Kingdom of Saudi Arabia and five in Kuwait. Our international operations provide a stable foundation for earnings and cash flow as our rigs are under long-term contracts that extend into 2028.

As we enter 2025, we expect continued high activity levels for our Well Service business. 85 to 100 crews are projected to be operational in early January, with additional crews expected to be deployed after that.

CFO Quote

Carey Ford, Precision’s CFO, commented, “Precision generated robust free cash flow in 2024 driven by increased activity and margin progression in Canada, integration of our CWC Energy Services acquisition, and international growth. With a strong free cash flow outlook, we plan to improve our capital returns to shareholders in 2025 by continuing to reduce our debt and increasing the percentage of free cash flow returned directly to shareholders. I am proud of our people’s commitment to Precision’s High Performance, High Value strategy, delivering exceptional services to our customers, and increasing value for our shareholders.”

About Precision

Precision is a leading provider of safe and environmentally responsible High Performance, High Value services to the energy industry, offering customers access to an extensive fleet of Super Series drilling rigs. Precision has commercialized an industry-leading digital technology portfolio known as AlphaTM that utilizes advanced automation software and analytics to generate efficient, predictable, and repeatable results for energy customers. Our drilling services are enhanced by our EverGreenTM suite of environmental solutions, which bolsters our commitment to reducing the environmental impact of our operations. Additionally, Precision offers well service rigs, camps and rental equipment all backed by a comprehensive mix of technical support services and skilled, experienced personnel.

Precision is headquartered in Calgary, Alberta, Canada and is listed on the Toronto Stock Exchange under the trading symbol “PD” and on the New York Stock Exchange under the trading symbol “PDS”.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION AND STATEMENTS

Certain statements contained in this report, including statements that contain words such as "could", "should", "can", "anticipate", "estimate", "intend", "plan", "expect", "believe", "will", "may", "continue", "project", "potential" and similar expressions and statements relating to matters that are not historical facts constitute "forward-looking information" within the meaning of applicable Canadian securities legislation and "forward-looking statements" within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (collectively, "forward-looking information and statements").

In particular, forward-looking information and statements include, but are not limited to, the following:

  anticipated future activity levels;
  anticipated free cash flow; and
  our future debt reduction and shareholder capital return plans.

These forward-looking information and statements are based on certain assumptions and analysis made by Precision in light of our experience and our perception of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. These include, among other things:

  the fluctuation in oil prices may pressure customers into reducing or limiting their drilling budgets;
  the status of current negotiations with our customers and vendors;
  customer focus on safety performance;
  existing term contracts are neither renewed nor terminated prematurely;
  continued market demand for Super Spec series rigs;
  our ability to deliver rigs to customers on a timely basis;
  the general stability of the economic and political environments in the jurisdictions where we operate; and
  the impact of an increase/decrease in capital spending.

Undue reliance should not be placed on forward-looking information and statements. Whether actual results, performance or achievements will conform to our expectations and predictions is subject to a number of known and unknown risks and uncertainties which could cause actual results to differ materially from our expectations. Such risks and uncertainties include, but are not limited to:

  the business, operational and/or financial performance or achievements of Precision may be materially different from that currently anticipated;
  volatility in the price and demand for oil and natural gas;
  fluctuations in the level of oil and natural gas exploration and development activities;
  fluctuations in the demand for contract drilling, well servicing and ancillary oilfield services;
  our customers’ inability to obtain adequate credit or financing to support their drilling and production activity;
  changes in drilling and well servicing technology, which could reduce demand for certain rigs or put us at a competitive advantage;
  shortages, delays and interruptions in the delivery of equipment supplies and other key inputs;
  liquidity of the capital markets to fund customer drilling programs;
  availability of cash flow, debt and equity sources to fund our capital and operating requirements, as needed;
  the impact of weather and seasonal conditions on operations and facilities;
  competitive operating risks inherent in contract drilling, well servicing and ancillary oilfield services;
  ability to improve our rig technology to improve drilling efficiency;
  general economic, market or business conditions;
  the availability of qualified personnel and management;
  a decline in our safety performance which could result in lower demand for our services;
  changes in laws or regulations, including changes in environmental laws and regulations such as increased regulation of hydraulic fracturing or restrictions on the burning of fossil fuels and GHG emissions, which could have an adverse impact on the demand for oil and natural gas;
  terrorism, social, civil and political unrest in the foreign jurisdictions where we operate;
  fluctuations in foreign exchange, interest rates and tax rates; and
  other unforeseen conditions which could impact the use of services supplied by Precision and Precision’s ability to respond to such conditions.

Readers are cautioned that the foregoing list of risk factors is not exhaustive. Additional information on these and other factors that could affect our business, operations or financial results are included in reports on file with applicable securities regulatory authorities, including but not limited to Precision’s Annual Information Form for the year ended December 31, 2023, which may be accessed on Precision’s SEDAR+ profile at www.sedarplus.ca or under Precision’s EDGAR profile at www.sec.gov. The forward-looking information and statements contained in this news release are made as of the date hereof and Precision undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, except as required by law.

Additional Information

For further information about Precision, please visit our website at www.precisiondrilling.com or contact:

Lavonne Zdunich, CPA, CA
Vice President, Investor Relations
403.716.4500

800, 525 - 8th Avenue S.W.
Calgary, Alberta, Canada T2P 1G1
Website: www.precisiondrilling.com